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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 16, 2000


THESE MATERIALS MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.
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THE FOLLOWING MATERIALS WERE DISTRIBUTED TODAY AS A DISCUSSION GUIDE AT A
MEETING OF THE NATIONAL PORK PRODUCERS COUNCIL BY JOSEPH W. LUTER, III, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF SMITHFIELD FOODS, INC.


                                                               November 16, 2000


                        THE SMITHFIELD ACQUISITION OF IBP

On October 2, IBP, inc. hung a "For Sale" sign on its front door. By accepting an offer from a group made up of IBP's senior management plus two inside shareholders, and a Wall Street
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investment banking firm to cash out non-inside shareholders at $22.25 a share the company effectively put itself on the market to be sold to the highest bidder.

The insider proposal would be financed by borrowed money, including "junk bonds."

      o Under the proposed transaction, IBP would become a private company. It would assume a heavy debt burden, backbreaking interest payments, and its control would be in the hands of a Board of Directors whose majority would be from the Wall Street Investment Banking firm, Donaldson, Lufkin and Jenrette (DLJ).

      o LBO (Leveraged Buyout Offer) type deals such as the one with DLJ are driven by the following factors:

                  1. The investors have no interest in or ties to the community.

                  2. Their goals and in most cases their private equity fund mandates require them to seek returns of 30/35% per annum and to exit the deal in 3-5 years.

                  3. The first thing the LBO team looks to do is to a. increase margins b. reduce operating costs c. reduce raw material costs (hog and cattle purchases)

On November 12, Smithfield foods made an offer to buy IBP at a superior price to the private deal offer of October 2.

      o Under the Smithfield deal all IBP Shareholders would receive Smithfield's shares for their IBP shares. In short, the two companies would be effectively combined to create a major company with national and international scope.

                  1. This new company would have the ability to deal more efficiently and effectively to meet the increasing demands of the consolidated retail sector.

                  2. There would be major operating efficiencies involved as products become more uniform, more consistent, and safer for consumers.

                  3. Smithfield would bring to the table three generations of agribusiness experience, a long-term view as opposed to a short-term in and out, quick profit view, and finally a demonstrated commitment to the farming communities of which it is an integral part and on which it depends for its very existence.


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                  4.    Smithfield has no interest in expanding its vertical
                        integration in the hog industry, nor does it plan to own or operate cattle feed lots.

                  5. If Smithfield acquires IBP, there will be little or no increase in concentration at the hog production level. Smithfield will divest (sell off) enough plants in the Midwest to balance the production. These plant sell-offs will increase competition, not lessen it. We are willing to sell two plants to competitors or one plant to a competitor and one to a co-op or farmer group where we would provide favorable financing. In short, we will work with you on a constructive basis to answer your concerns.

What is the REAL difference between the IBP Private Deal with DLJ and the other insider Shareholders as opposed to the Smithfield deal?

                               THE SMITHFIELD DEAL

WE ARE IN THE FARMING BUSINESS. WE OWN 60% OF THE HOGS WE SLAUGHTER. WE HAVE OVER $1.2 BILLION INVESTED IN OUR HOG FARMING OPERATION AND WE MAKE MORE MONEY FROM FARMING THAN WE DO IN OUR PACKING BUSINESS.

SMITHFIELD WILL BRING TO THE NEW COMPANY A HIGHLY EXPERIENCED SENIOR MANAGEMENT TEAM THAT HAS BEEN VERY SUCCESSFUL IN GROWING THE COMPANY AND CREATING NEW MARKETS. COMBINED WITH THE EXPERIENCED AND ABLE MIDDLE MANAGEMENT TEAM AT IBP, THE COMBINATION OF THE MANAGEMENT TEAMS WILL BE GOOD FOR THE AGRIBUSINESS INDUSTRY.

                                  THE IBP DEAL

IT SEEMS TO US THAT THE IBP DEAL WOULD BE FOCUSED ON HIGHER MARGINS AT THE PACKER LEVEL IN ORDER TO PRODUCE THE CASH NECESSARY TO REFUND THE DEBT.

IN ORDER TO PAY FOR THE COMPANY, THEY WOULD HAVE TO BORROW HUNDREDS OF MILLIONS OF DOLLARS OF DEBT AND BURDEN THE COMPANY WITH $2.9 BILLION OF TOTAL DEBT, WHICH WOULD LEAVE NO MARGIN FOR ERROR IN THE EVENT OF AN INDUSTRY DOWNTURN OR MARKET VOLATILITY.

                                   CONCLUSION

IBP has put itself on the market for sale. Under the law the IBP Board has a fiduciary duty to get the best possible deal for the Shareholders.


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      o     If the DLJ/Private Deal goes through a select few Shareholders will profit at the expense of 83 percent of the other Shareholders who are left out, at the expense of the farming communities and the agribusiness economy which will be placed at grave risk.

      o If Smithfield buys IBP, the result will be a new and stronger company with a management team that is an integral part of the farming community and which is an innovative leader. The combination will promote stability in the farm communities and the agribusiness sector.

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